Sub-Item 77M: Mergers

Effective February 27, 2012, the Rising Dividend Growth Fund, a series of Dividend Growth Trust (the Predecessor Fund), was reorganized into the
Fund, a series of Goldman Sachs Trust (the Reorganization). Pursuant to the Reorganization, the Predecessor Fund transferred all of its assets to the Fund, and the Fund assumed all of the Predecessor Funds liabilities (other than those liabilities specifically excluded under the Agreement and Plan of Reorganization, if any), in exchange for Class A and Institutional Shares of the Fund. The Predecessor Fund distributed these Fund shares to its shareholders, and was then liquidated and terminated.

On September 27, 2011, the Goldman Sachs Trust Board, including all of the Independent Trustees, unanimously voted to approve the Reorganization. On December 9, 2011, the Dividend Growth Trust Board, including all of the Independent Dividend Growth Trust Trustees, unanimously voted to approve the Reorganization. The Reorganization was approved by the shareholders of the Predecessor Fund on February 23, 2012.